                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


For the Month of                    April 2003
                ----------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
--------------------------------------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

         Form 20-F   X                                  Form 40-F
                  -------                                        --------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                       No   X
                      -------                                  -------

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                                -----------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AGNICO-EAGLE MINES LIMITED





Date: April 1, 2003                 By: (SIGNED) SEAN BOYD
      ---------------                   --------------------------------------
                                        President and Chief Executive Officer

                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
                 SECTION 84 OF THE SECURITIES ACT (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
          SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)


1.       REPORTING ISSUER

         Agnico-Eagle Mines Limited ("Agnico-Eagle")
         Suite 500
         145 King Street East
         Toronto, Ontario
         M5C 2Y7

2.       DATE OF MATERIAL CHANGE

         March 28, 2003.

3.       PRESS RELEASE

         Agnico-Eagle issued a press release through Canada Newswire on March 31, 2003 in Toronto, Ontario.

4.       SUMMARY OF MATERIAL CHANGE

         A rock fall of an estimated 30,000 tons in two production stopes occurred during routine operations at Agnico-Eagle's LaRonde gold mine in Quebec. There were no injuries and no equipment was damaged. Underground and mill operations have not been interrupted and reserves are unaffected. A preliminary estimate of the incident's impact on 2003 total gold production is a reduction of up to 20%, due mainly to the necessity to replace higher-grade mining blocks with ore from low-grade areas of the mine.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Agnico-Eagle reported a rock fall in two production stopes at its LaRonde gold mine in Quebec. The fall of an estimated 30,000 tons occurred when a pyramid-shaped stopping sequence was routinely being developed in order to distribute and relieve rock stress. The fall occurred over a period of approximately two weeks in late February and early March 2003 above Level 215 at 2,150 m (7,050 feet) below surface. There were no injuries and no equipment was damaged. Underground and mill operations have not been interrupted and reserves are unaffected. After investigating various alternatives which would have permitted the Company to continue mining in the higher grade areas of the mine, management of Agnico-Eagle determined on March 28, 2003 that this could not be accomplished consistent with proper mining practice and concluded therefore that gold production in 2003 would be materially affected by the event.

         A preliminary estimate of the incident's impact on 2003 total gold production is a reduction of up to 20%, due mainly to the necessity to replace higher-grade mining blocks with ore from low-grade areas of the mine. It is estimated that up to 10 large mining blocks on the lower level will have to be mined later than originally planned (please see longitudinal section for more details at http://file.newswire.ca/3/2030331.pdf). A more definitive estimate of
         -------------------------------------
         the production and cost impact will be provided as soon as it is available.

         The fall took place on the eastern edge of the pyramid mining sequence, one of the areas under most stress until the mining sequence is fully established. Once established, the stress is transferred to the sidewalls, similar to an arch in a building.

         Remedial steps are in progress. The fallen ore has been extracted and the void is being backfilled with cemented rock fill. Recovery studies have established that the mining method on four blocks needs to be revised to a narrower width to faster establish the pyramid sequence. This narrower mining approach will reduce tons mined from Level 215 until the end of the second quarter. Wider blocks will be mined at a later date in the next sequence. There will be no long-term change to the mining method which has been used at LaRonde since start up in 1988.

         These falls are part of normal mining risk and have occurred on previous occasions at Shaft #1. Production continued then because alternative working areas had been developed and were mined while the original areas were being stabilized. Development on the lower levels at LaRonde is behind schedule, as previously announced. This is due to a mill failure mid 2002 that stopped production of backfill material, and due to excessive summer heat when working conditions at depth reduced development productivity. Consequently, alternative areas in the lower mine levels are not yet sufficiently developed for mining.

6.       RELIANCE ON SUBSECTION 75(3) OF THE
         ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.

8.       SENIOR OFFICER

         David Garofalo, Vice-President, Finance and Chief Financial Officer
         (416) 947-1212

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


         DATED at Toronto, Ontario this 1st day of April, 2003.


                                           (SIGNED) DAVID GAROFALO
                                           ----------------------------------
                                           David Garofalo
                                           Vice-President, Finance and
                                           Chief Financial Officer